UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF no. 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Audit Committee’s Meeting
held on February 25, 2021

DATE, TIME, AND PLACE: On February 25, 2021, at 10 AM, by videoconference, the Audit Committee of Banco Santander (Brasil) S.A. (“Company” or “Santander”) held a meeting, with the attendance of all its members.

CALL NOTICE AND ATTENDANCE: Call notice dismissed, in view of the attendance of all effective members of the Audit Committee.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman of the Board. Bruno Carneiro, Secretary of the Board.

AGENDA: Review and issue an opinion on the proposal for the partial spin-off of the Company with transfer of the spun–off portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”) (“Partial Spin–off Proposal”), under the terms and conditions of the “Private Instrument of Protocol and Justification of the Partial Spin-Off of Banco Santander (Brasil) S.A. with Transfer of the Spun-off Portion to Getnet Adquirência e Serviços para Meios de Pagamentos S.A.”, entered into on February 25, 2021 between the Company’s and Getnet’s managements (“Protocol and Justification of the Spin-Off”).

RESOLUTIONS: The members of the Audit Committee, in the performance of their legal and statutory assignments, examined the Company's Spin-Off Proposal and the Protocol and Justification of the Spin-Off and, especially, the appraisal report of the spun-off portion to be transferred to Getnet attached therein, prepared by PricewaterhouseCoopers, the Company’s external auditor. Based on the examinations carried out and the clarifications provided by the Company's Management, the members of the Audit Committee gave a favorable opinion to the Company's Spin–Off Proposal, with the transfer of the spun-off portion to Getnet, without any revisions or recommendations to the documentation analyzed.

ADJOURNMENT: With nothing else to discuss, the Meeting was adjourned, and these minutes were drawn up which, after read and approved, are signed by all members. Board: Deborah Stern Vieitas – Chairwoman of the Board. Bruno Carneiro – Secretary of the Board. Members: Deborah Stern Vieitas – Coordinator, Luiz Carlos Nannini – Qualified expert, Maria Elena Cardoso Figueira e René Luiz Grande – Members.

This is a true copy of the minutes of the meeting.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 25, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer